TABLE II ADDENDUM - SECURITIES SOLD DURING THE PAST 3 MONTHS

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Family Trust III Philip Strassler, Trustee 328 Crandon Blvd Ste 119 363 Key Biscayne, FL 33139	Class A Common Stock	6/18/2025	118,835	$ 1,490,246.51
-same as above-	Class A Common Stock	6/18/2025	6,165	$ 77,311.99
-same as above-	Class A Common Stock	5/19/2025	94,669	$ 1,275,645.18
-same as above-	Class A Common Stock	5/15/2025	189,338	$ 2,641,975.50
-same as above-	Class A Common Stock	5/14/2025	185,732	$ 2,722,377.56
-same as above-	Class A Common Stock	4/24/2025	16,111	$ 201,254.02
-same as above-	Class A Common Stock	4/22/2025	29,626	$ 332,862.46
-same as above-	Class A Common Stock	3/24/2025	284,849	$ 4,059,447.86
-same as above-	Class A Common Stock	3/21/2025	284,849	$ 4,054,289.26
-same as above-	Class A Common Stock	3/19/2025	142,035	$ 2,026,425.66
-same as above-	Class A Common Stock	3/19/2025	65,595	$ 921,865.05